SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 9, 2007

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Revised forecasts of business results under Japanese GAAP for the fiscal year ending March 31, 2007

2.	Summary of consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the nine months ended December 31, 2006

3.	Notice concerning a secondary domestic offering of shares

4.	Announcement regarding share repurchases from the market

The information contained herein includes certain forward-looking statements that are based on our current plans, targets, expectations, assumptions, estimates and projections about our businesses and operations. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. For a discussion of the factors which may have a material impact upon our financial condition, results of operation and liquidity, see our annual report on Form 20-F for the fiscal year ended March 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS (Millea Holdings, Inc.)

February 9, 2007	By:	/s/ TAKASHI ITO
General Manager,
Corporate Legal Department

Item 1

(English translation)

February 9, 2007

Millea Holdings, Inc.

President: Kunio Ishihara

TSE code number: 8766

Revised forecasts of business results under Japanese GAAP for the fiscal year ending March 31, 2007

Millea Holdings, Inc. (the “Company”) announced today that it has revised the original forecasts of business results of the Company and its consolidated subsidiary, Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”), for the fiscal year ending March 31, 2007 (from April 1, 2006 to March 31, 2007) as detailed below.

1. Revised forecast of consolidated business results of the Company for the fiscal year ending March 31, 2007

(Unit: Million yen, %)

	Ordinary income	Ordinary profit	Net income
Original forecast (A) (*1)	4,293,000	169,000	90,000
Revised forecast (B)	4,164,000	151,000	78,000
Difference (B)-(A)	-129,000	-18,000	-12,000
Rate of increase/decrease	-3.0%	-10.7%	-13.3%
(Reference) Actual results for the fiscal year ended March 31, 2006	3,399,984	136,563	89,960

(*1)	Announced on November 22, 2006.

2. Revised forecast of non-consolidated business results of Tokio Marine & Nichido for the fiscal year ending March 31, 2007

(Unit: Million yen, %)

	Net premiums written	Ordinary profit	Net income
Original forecast (A) (*1)	1,922,000	173,000	103,000
Revised forecast (B)	1,922,000	145,000	85,000
Difference (B)-(A)	—	-28,000	-18,000
Rate of increase/decrease	—	-16.2%	-17.5%
(Reference) Actual results for the fiscal year ended March 31, 2006	1,892,754	166,080	122,180

(*1)	Announced on November 22, 2006.

3. Reasons for the revisions

(a)	Reason for the revision of consolidated business results of the Company for the fiscal year ending March 31, 2007

The downward revision of forecasted ordinary income is primarily due to a decrease in the forecasted amount of life insurance premiums of Tokio Marine & Nichido Financial Life Insurance Co., Ltd., a consolidated subsidiary of the Company, as compared to the forecasted amount of life insurance premiums underlying the Company’s forecast as of November 22, 2006. The downward revision of forecasted ordinary income is also due to a decrease in the amount of forecasted ordinary profit and net income of Tokio Marine & Nichido stated in (b) immediately below.

(b)	Reason for the revision of non-consolidated business results of Tokio Marine & Nichido for the fiscal year ending March 31, 2007

The principal reason for the revision is a decrease in the amount of forecasted ordinary profit and net income of Tokio Marine & Nichido, which is primarily due to an increase in the forecasted amount of claims paid in connection with natural disasters as compared to the forecasted amount of claims paid in connection with natural disasters underlying Tokio Marine & Nichido’s forecast as of November 22, 2006.

For further information, please contact:

Kazuyuki Nakano

Manager

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Phone: 03-5223-3213

Noriaki Tashimo

Group Leader

Corporate Accounting Dept.

Phone: 03-6212-3344

(English translation)	Item 2

Summary of consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the nine months ended December 31, 2006

February 9, 2007

Company Name: Millea Holdings, Inc.

Securities Code Number: 8766

Stock Exchange Listings: Tokyo and Osaka

Representative: Kunio Ishihara, President, Millea Holdings, Inc.

Contact:	Kazuyuki Nakano, Corporate Planning Dept., Millea Holdings, Inc. Phone: 03-5223-3213
Noriaki Tashimo, Corporate Accounting Dept., Millea Holdings, Inc. Phone: 03-6212-3344

1. Matters regarding the presentation of quarterly results

Difference in accounting method for recognizing net premiums written: Applicable

The recognition policy for net premiums written employed for quarterly figures, such as the inclusion of premiums for insurance contracts which have not started as of December 31, 2006, is different from the recognition policy employed for annual and semi-annual reports.

2. Summary of business results for the nine months ended December 31, 2006

(From April 1, 2006 through December 31, 2006)

Amounts are truncated and percentages are rounded to the nearest one-tenth of one percent.

(1) Net premiums written

	Yen in millions	%
For the nine months ended December 31, 2006	1,594,667	8.4
For the nine months ended December 31, 2005	1,471,186	1.9
(Reference) For the year ended March 31, 2006	1,978,664	2.8

(Note) Percentages show increase or decrease from the same period of the previous year.

(Supplementary information regarding net premiums written)

Increase from the nine months ended December 31, 2005 is 8.4% mainly due to a 2.0 % growth in Tokio Marine’s Auto and Fire insurance premiums, as well as a rise of the number of consolidated subsidiaries and growth thereof.

(2) Matters that had a significant effect on financial conditions and results of operations for the nine months ended December 31, 2006

None.

3. Revised forecast of business results for the year ending March 31, 2007

(From April 1, 2006 through March 31, 2007)

	Ordinary income (million yen)	Ordinary profit (million yen)	Net income (million yen)	Net income per share (yen)
Revised Forecast	4,164,000	151,000	78,000	93.63

(Reasons for the revisions)

The downward revision of forecasted ordinary income is primarily due to a decrease in the forecasted amount of life insurance premiums of Tokio Marine & Nichido Financial Life Insurance Co., Ltd., a consolidated subsidiary of the Company, as compared to the forecasted amount of life insurance premiums underlying the Company’s forecast as of November 22, 2006.

An additional reason for the revision is a decrease in the amount of forecasted ordinary profit and net income of Tokio Marine & Nichido, a consolidated subsidiary of the company, which is primarily due to an increase in the forecasted amount of claims paid in connection with natural disasters as compared to the forecasted amount of claims paid in connection with natural disasters underlying Tokio Marine & Nichido’s forecast as of November 22, 2006.

The information contained herein includes certain forward-looking statements that are based on our current plans, targets, expectations, assumptions, estimates and projections about our businesses and operations. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.

<Consolidated results>

Premiums written and claims paid by lines of insurance

Direct premiums written (including funds for deposit-type insurance)

(Yen in millions, %)

	Nine months ended December 31, 2006 (From April 1, 2006 to December 31, 2006)			Nine months ended December 31, 2005 (From April 1, 2005 to December 31, 2005)			(Reference) Year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	284,479	7.1	15.9	265,562	7.0	15.9	366,172	4.9	16.5
Marine	71,070	13.9	4.0	62,398	7.7	3.7	85,449	8.8	3.9
Personal accident	263,730	-1.1	14.7	266,529	3.0	15.9	327,762	0.5	14.8
Automobile	732,081	9.2	40.8	670,703	1.8	40.0	892,401	2.7	40.3
Compulsory automobile liability (CALI)	237,246	3.4	13.2	229,528	-4.2	13.7	292,183	-3.6	13.2
Others	205,309	14.0	11.4	180,172	-1.8	10.8	251,779	-0.3	11.4

Total	1,793,917	7.1	100.0	1,674,895	1.7	100.0	2,215,748	1.7	100.0

Fund for deposit- type insurance	175,884	-5.1	9.8	185,418	5.5	11.1	225,090	-0.8	10.2

Net premiums written

(Yen in millions, %)

	Nine months ended December 31, 2006 (From April 1, 2006 to December 31, 2006)			Nine months ended December 31, 2005 (From April 1, 2005 to December 31, 2005)			(Reference) Year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	244,113	17.7	15.3	207,397	9.7	14.1	289,645	10.1	14.6
Marine	64,822	11.5	4.1	58,117	8.1	4.0	80,253	9.7	4.1
Personal accident	123,458	5.2	7.7	117,317	-0.5	8.0	151,734	0.5	7.7
Automobile	726,340	8.8	45.5	667,396	2.1	45.4	887,051	3.0	44.8
CALI	242,819	0.9	15.2	240,744	-4.0	16.4	316,500	-3.8	16.0
Others	193,111	7.2	12.1	180,214	0.7	12.2	253,478	2.3	12.8

Total	1,594,667	8.4	100.0	1,471,186	1.9	100.0	1,978,664	2.8	100.0

Net claims paid

(Yen in millions, %)

	Nine months ended December 31, 2006 (From April 1, 2006 to December 31, 2006)			Nine months ended December 31, 2005 (From April 1, 2005 to December 31, 2005)			(Reference) Year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	109,978	20.2	12.1	91,496	-36.4	11.0	123,788	-34.3	11.1
Marine	32,371	13.0	3.6	28,644	22.2	3.5	40,519	10.3	3.6
Personal accident	54,345	9.4	6.0	49,663	6.3	6.0	64,881	6.1	5.8
Automobile	430,870	9.6	47.4	393,251	-0.5	47.4	535,300	1.7	47.9
CALI	177,119	5.3	19.5	168,126	29.0	20.3	222,601	15.9	19.9
Others	104,456	5.6	11.5	98,901	-0.8	11.9	130,345	-6.5	11.7

Total	909,142	9.5	100.0	830,084	-1.1	100.0	1,117,437	-2.3	100.0

(Note 1) Numbers are after elimination of inter-segment transactions.

<Consolidated results>

Securities

(Yen in millions)

	As of December 31, 2006			As of December 31, 2005			(Reference) As of March 31, 2006
	Acquisition cost	Market value	Difference	Acquisition cost	Market value	Difference	Acquisition cost	Market value	Difference
Bonds	3,162,540	3,141,874	-20,665	2,881,949	2,872,289	-9,660	3,233,624	3,204,171	-29,452
Stocks	1,291,645	4,578,762	3,287,117	1,163,078	4,087,217	2,924,138	1,155,589	4,288,807	3,133,218
Foreign securities	784,087	850,256	66,168	594,899	642,000	47,101	621,284	659,988	38,704
Others	265,115	298,878	33,762	273,122	302,170	29,048	276,184	303,760	27,576

Total	5,503,388	8,869,772	3,366,383	4,913,049	7,903,678	2,990,628	5,286,681	8,456,728	3,170,046

(Note 1)	The table above shows securities with a market value other than (a) trading securities and (b) debt securities held to maturity with a market value.

(Note 2)	Acquisition costs as of December 31, 2005 and December 31, 2006 are not amortized and impairment losses are not recognized. Acquisition costs as of March 31, 2006 are amortized and impairment losses have been recognized.

(Note 3)	Market values are based on various considerations including quoted prices at the end of the month.

(Note 4)	The table above includes foreign mortgage securities as well as securities on the balance sheet.

<Consolidated results>

Derivative financial instruments

(Yen in millions)

	As of December 31, 2006					As of December 31, 2005			(Reference) As of March 31, 2006
	Contract amount	Market value		Unrealized gain or loss		Contract amount	Market value	Unrealized gain or loss	Contract amount	Market value	Unrealized gain or loss
Foreign currency-related instruments
Foreign exchange forwards
Short	261,921		-8,284		-8,284	253,888	-3,753	-3,753	268,306	-3,731	-3,731
Long	57,558		1,145		1,145	65,459	914	914	71,637	754	754
Currency options
Short	36,735					34,310			30,938
	844		1,234		-389	588	728	-139	735	1,198	-463
Long	34,199					54,654			21,722
	532		1,132		600	386	643	257	389	912	522
Currency swaps	1,331,449		-20,326		-20,326	1,175,062	-12,385	-12,385	1,210,264	-13,219	-13,219
Interest rate-related instruments
Interest forward
Short	68,145		23		23	19,935	13	13	8,246	1	1
Long	25,000		1		1	126,963	-29	-29	76,294	-5	-5
Interest options
Short	194,691					744,433			293,919
	1,316		2,473		-1,157	2,496	2,074	421	1,731	3,837	-2,105
Long	109,672					88,028			88,341
	506		779		272	579	725	146	519	510	-9
Interest rate swap	13,280,603		7,317		7,317	9,814,298	30,490	30,490	10,572,909	12,749	12,749
Equity-related instruments
Equity index futures
Short	31,677		-1,194		-1,194	30,107	-329	-329	33,711	-1,653	-1,653
Long	54,814		984		984	19,984	394	394	6,418	12	12
Equity index options
Short	57,411					51,776			12,119
	495		-599		1,095	695	151	543	222	-1,912	2,135
Long	89,471					44,323			42,326
	8,702		4,779		-3,922	457	-1,568	-2,025	7,273	4,171	-3,102
Equity options
Short	670					—			2,815
	56		0		56	—	—	—	82	41	40
Long	300					—			2,815
	32		104		72	—	—	—	48	41	-6
Bond-related instruments
Bond futures
Short	48,470		323		323	62,584	-159	-159	32,557	324	324
Long	105,043		-1,182		-1,182	36,600	131	131	33,539	-275	-275
Bond futures options
Short	49,557					42,443			33,012
	39		78		-39	56	48	7	12	12	-0
Long	28,242					17,469			9,243
	57		56		-1	49	32	-17	17	13	-4
Over-the-counter bond options
Short	131,142					75,358			83,846
	621		199		421	134	211	-76	150	250	-99
Long	87,257					75,846			31,752
	809		228		-581	162	232	70	100	182	81
Weather-related instruments
Weather derivatives
Short	2,488					3,258			2,216
	109		1,164		-1,054	161	-327	489	93	-87	181
Credit-related instruments
Credit derivatives
Short	1,079,758		73		73	1,147,591	4,027	4,027	1,034,201	1,130	1,130
Long	83,037		-785		-785	378,327	-3,366	-3,366	309,174	-1,760	-1,760
Commodity
Commodity options
Short	—					—			3
	—		—		—	—	—	—	2	0	1
Long	—					—			3
	—		—		—	—	—	—	1	0	-0
Commodity swap	74,911		-368		-368	81,486	1,380	1,380	81,648	1,012	1,012

Total	17,324,231	Δ	10,638	Δ	26,900	14,444,194	20,280	17,004	14,393,991	4,512	-7,491

(Note	1) Option premiums are shown beneath the contract amounts for currency options, interest options, equity index options, equity options, bond futures options, over-the-counter bond options, weather derivatives and commodity options.

(Note	2) The synthetic option is classified into transactions such as short or long by receiving or paying option premium at the time of the contract.

(Note	3) Forward transactions translated at contracted rate, the relating forward contracts of which qualify for hedge accounting, are not included.

<Reference>

Non-consolidated results of Tokio Marine & Nichido

Direct premiums written (including funds for deposit-type insurance)

(Yen in millions, %)

	Nine months ended December 31, 2006 (From April 1, 2006 to December 31, 2006)			Nine months ended December 31, 2005 (From April 1, 2005 to December 31, 2005)			(Reference) Year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	258,849	1.1	15.6	255,955	5.5	15.7	352,354	3.2	16.4
Marine	59,220	10.7	3.6	53,478	6.4	3.3	73,624	7.7	3.4
Personal accident	257,344	-3.1	15.5	265,595	2.9	16.3	326,347	0.3	15.2
Automobile	666,981	2.0	40.1	653,763	-0.1	40.1	864,342	0.1	40.3
Compulsory automobile liability (CALI)	231,304	0.8	13.9	229,528	-4.2	14.1	292,183	-3.6	13.6
Others	189,722	11.4	11.4	170,373	-2.4	10.5	238,134	-1.3	11.1

Total	1,663,423	2.1	100.0	1,628,696	0.5	100.0	2,146,986	0.2	100.0

Fund for deposit-type insurance	172,794	-6.8	10.4	185,418	5.5	11.4	225,090	-0.8	10.5

Net premiums written

(Yen in millions, %)

	Nine months ended December 31, 2006 (From April 1, 2006 to December 31, 2006)			Nine months ended December 31, 2005 (From April 1, 2005 to December 31, 2005)			(Reference) Year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	184,513	1.8	12.8	181,240	3.6	12.9	255,199	3.9	13.5
Marine	54,401	8.5	3.8	50,157	5.8	3.6	69,987	7.6	3.7
Personal accident	118,776	2.5	8.3	115,929	-0.8	8.2	149,715	0.1	7.9
Automobile	662,775	2.0	46.1	649,685	0.2	46.1	858,279	0.5	45.3
CALI	237,453	-1.4	16.5	240,744	-4.0	17.1	316,500	-3.8	16.7
Others	180,631	5.0	12.6	172,076	-0.5	12.2	243,071	1.2	12.8

Total	1,438,551	2.0	100.0	1,409,833	-0.1	100.0	1,892,754	0.5	100.0

Net claims paid

(Yen in millions, %)

	Nine months ended December 31, 2006 (From April 1, 2006 to December 31, 2006)			Nine months ended December 31, 2005 (From April 1, 2005 to December 31, 2005)			(Reference) Year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	91,015	9.2	10.9	83,331	-41.3	10.4	110,889	-38.9	10.3
Marine	28,861	8.8	3.5	26,516	24.3	3.3	37,368	9.7	3.5
Personal accident	52,047	6.4	6.2	48,903	6.0	6.1	63,804	5.8	5.9
Automobile	391,172	2.4	46.8	382,164	-2.5	47.5	515,892	-1.1	47.9
CALI	173,328	3.1	20.7	168,126	29.0	20.9	222,601	15.9	20.7
Others	99,692	4.0	11.9	95,856	1.0	11.9	127,075	-4.8	11.8

Total	836,117	3.9	100.0	804,898	-2.6	100.0	1,077,632	-4.0	100.0

(Note 1)	The figures as of/for the nine months ended December 31, 2005 and the figures as of/for the year ended March 31, 2006 are the total amount and related indices of Tokio Marine & Nichido and Nichido Fire before the merger.

<Reference>

Non-consolidated results of Nisshin Fire

Direct premiums written (including funds for deposit-type insurance)

(Yen in millions, %)

	Nine months ended December 31, 2006			Nine months ended December 31, 2005			(Reference) Year ended March 31, 2006
	(From April 1, 2006 to December 31, 2006)			(From April 1, 2005 to December 31, 2005)			(From April 1, 2005 to March 31, 2006)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	24,002	-1.1	19.1	24,274	3.1	19.2	31,832	2.0	19.4
Marine	722	6.2	0.6	680	-5.5	0.5	897	-5.4	0.5
Personal accident	15,679	-7.9	12.5	17,025	-9.1	13.5	21,448	-8.7	13.1
Automobile	57,860	0.4	46.0	57,645	-1.6	45.6	76,433	-1.3	46.5
Compulsory automobile liability (CALI)	19,171	2.2	15.3	18,757	-3.7	14.8	23,527	-3.2	14.3
Others	8,272	3.3	6.6	8,010	-10.0	6.3	10,183	-7.5	6.2

Total	125,708	-0.5	100.0	126,393	-2.8	100.0	164,322	-2.4	100.0

Fund for deposit-type insurance	9,234	-15.5	7.3	10,928	-16.3	8.6	13,599	-16.6	8.3

Net premiums written

(Yen in millions, %)

	Nine months ended December 31, 2006 (From April 1, 2006 to December 31, 2006)			Nine months ended December 31, 2005 (From April 1, 2005 to December 31, 2005)			(Reference) Year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	18,961	5.1	17.2	18,047	5.7	16.6	24,689	8.8	17.1
Marine	748	3.0	0.7	726	-4.8	0.7	1,004	-4.1	0.7
Personal accident	8,507	0.3	7.7	8,480	-2.9	7.8	10,931	-2.7	7.6
Automobile	57,512	0.4	52.2	57,297	-1.7	52.6	76,015	-1.3	52.6
CALI	16,820	-0.7	15.3	16,937	-1.2	15.5	22,320	-0.9	15.4
Others	7,706	2.6	7.0	7,510	-11.7	6.9	9,658	-8.0	6.7

Total	110,256	1.2	100.0	108,999	-1.3	100.0	144,620	-0.2	100.0

Net claims paid

(Yen in millions, %)

	Nine months ended December 31, 2006 (From April 1, 2006 to December 31, 2006)			Nine months ended December 31, 2005 (From April 1, 2005 to December 31, 2005)			(Reference) Year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	10,118	46.5	16.3	6,908	-54.0	12.1	100,068	-39.7	12.9
Marine	321	-18.6	0.5	394	5.6	0.7	562	14.5	0.7
Personal accident	3,509	5.5	5.6	3,324	2.1	5.8	4,344	-3.9	5.6
Automobile	33,053	2.8	53.2	32,165	-3.2	56.3	44,125	-0.1	56.5
CALI	11,242	4.9	18.1	10,712	17.9	18.8	14,207	16.0	18.2
Others	3,868	7.3	6.2	3,604	-27.8	6.3	4,818	-24.6	6.2

Total	62,113	8.8	100.0	57,109	-13.4	100.0	78,126	-7.6	100.0

(Note 1)	Nisshin Fire was included as a consolidated subsidiary of Millea Holdings, Inc. as of September 30, 2006. However, note that the figures shown above are non-consolidated business results of Nisshin Fire for the nine months ended December 31, 2006.

<Reference>

The sum of Tokio Marine & Nichido and Nisshin Fire

Direct premiums written (including funds for deposit-type insurance)

(Yen in millions, %)

	Nine months ended December 31, 2006 (From April 1, 2006 to December 31, 2006)			Nine months ended December 31, 2005 (From April 1, 2005 to December 31, 2005)			(Reference) Year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	282,851	0.9	15.8	280,230	5.3	16.0	384,186	3.1	16.6
Marine	59,942	10.7	3.4	54,159	6.2	3.1	74,522	7.5	3.2
Personal accident	273,024	-3.4	15.3	282,620	2.1	16.1	347,796	-0.3	15.0
Automobile	724,841	1.9	40.5	711,409	-0.3	40.5	940,775	0.0	40.7
Compulsory automobile liability (CALI)	250,475	0.9	14.0	248,285	-4.2	14.1	315,710	-3.5	13.7
Others	197,994	11.0	11.1	178,384	-2.7	10.2	248,317	-1.6	10.7

Total	1,789,131	1.9	100.0	1,755,089	0.3	100.0	2,311,309	0.0	100.0

Fund for deposit-type insurance	182,028	-7.3	10.2	196,346	4.0	11.2	238,689	-1.8	10.3

Net premiums written

(Yen in millions, %)

	Nine months ended December 31, 2006 (From April 1, 2006 to December 31, 2006)			Nine months ended December 31, 2005 (From April 1, 2005 to December 31, 2005)			(Reference) Year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	203,474	2.1	13.1	199,287	3.8	13.1	279,889	4.3	13.7
Marine	55,150	8.4	3.6	50,884	5.6	3.4	70,991	7.5	3.5
Personal accident	127,283	2.3	8.2	124,409	-0.9	8.2	160,646	-0.1	7.9
Automobile	720,288	1.9	46.5	706,982	0.1	46.5	934,295	0.4	45.9
CALI	254,273	-1.3	16.4	257,681	-3.8	17.0	338,821	-3.6	16.6
Others	188,337	4.9	12.2	179,587	-1.0	11.8	252,729	0.8	12.4

Total	1,548,808	2.0	100.0	1,518,833	-0.2	100.0	2,037,374	0.4	100.0

Net claims paid

(Yen in millions, %)

	Nine months ended December 31, 2006 (From April 1, 2006 to December 31, 2006)			Nine months ended December 31, 2005 (From April 1, 2005 to December 31, 2005)			(Reference) Year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition	Premiums	Increase/ decrease	Composition
Fire	101,134	12.1	11.3	90,239	-42.6	10.5	120,957	-38.9	10.5
Marine	29,182	8.4	3.2	26,911	24.0	3.1	37,930	9.8	3.3
Personal accident	55,556	6.4	6.2	52,228	5.7	6.1	68,149	5.2	5.9
Automobile	424,225	2.4	47.2	414,330	-2.5	48.1	560,018	-1.0	48.5
CALI	184,571	3.2	20.5	178,838	28.3	20.7	236,809	15.9	20.5
Others	103,560	4.1	11.5	99,460	-0.4	11.5	131,894	-5.7	11.4

Total	898,230	4.2	100.0	862,007	-3.4	100.0	1,155,758	-4.3	100.0

<Reference>

Tokio Marine & Nichido Life

Policies in force

Numbers of policies

(Yen in millions except number of policies, %)

	As of December 31, 2006		As of December 31, 2005	(Reference) As of March 31, 2006
		Increase/decrease
Individual insurance	1,958,333	12.5	1,740,250	1,820,891
Medical and cancer	812,960	18.0	689,024	735,275
Individual annuities	243,929	3.9	234,733	237,336
Total	2,202,262	11.5	1,974,983	2,058,227

Policy amount in force

	As of December 31, 2006		As of December 31, 2005	(Reference) As of March 31, 2006
		Increase/decrease
Individual insurance	12,527,619	10.1	11,375,731	11,772,941
Individual annuities	965,957	3.7	931,877	941,255
Group insurance	3,306,004	-0.7	3,328,999	3,326,214
Group annuities	9,551	-13.3	11,020	10,847

Annualized premiums

	As of December 31, 2006		As of December 31, 2005	(Reference) As of March 31, 2006
		Increase/decrease
Individual insurance	241,323	15.4	209,058	216,380
Medical coverage and accelerated death benefits	59,504	12.1	53,086	56,288
Medical and cancer	42,295	21.2	34,885	38,334
Individual annuities	75,579	3.5	73,029	73,668
Total	316,902	12.3	282,088	290,049

New policies

Numbers of policies

(Yen in millions except number of policies, %)

	For the nine months ended December 31, 2006		For the nine months ended December 31, 2005	(Reference) For the year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
		Increase/decrease
Individual insurance	220,996	-1.7	224,905	331,599
Medical and cancer	113,985	-5.5	120,616	176,884
Individual annuities	13,566	-46.7	25,459	30,498
Total	234,562	-6.3	250,364	362,097

Policy amount in force

	For the nine months ended December 31, 2006		For the nine months ended December 31, 2005	(Reference) For the year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
		Increase/decrease
Individual insurance	1,416,961	6.7	1,328,066	1,936,525
Individual annuities	56,205	-46.9	105,880	125,964
Group insurance	24,029	-57.8	56,991	93,718
Group annuities	—	—	—	—

Annualized premiums

(Yen in millions except number of policies, %)

	For the nine months ended December 31, 2006		For the nine months ended December 31, 2005	(Reference) For the year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
		Increase/decrease
Individual insurance	37,402	60.4	23,322	34,600
Medical coverage and accelerated death benefits	6,458	-31.9	9,485	13,537
Medical and cancer	6,253	-32.0	9,194	13,143
Individual annuities	4,544	-52.2	9,507	11,079
Total	41,947	27.8	32,830	45,680

Premiums written and claims paid

(Yen in millions, %)

	For the nine months ended December 31, 2006		For the nine months ended December 31, 2005	(Reference) For the year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
		Increase/decrease
Premiums written	287,802	4.6	275,267	377,591
Claims paid	93,470	29.3	72,301	102,720

(Note 1)	Since medical and cancer insurance products sold by Tokio Marine & Nichido Life do not have death coverage, they are not included in policy amount in force.
(Note 2)	Annualized premiums are the premiums divided by the duration of insurance policies to show the amount of premiums per year.
(Note 3)	“Medical and cancer” represents a total of medical and cancer insurance which was formerly presented as “third sector”. Annualized premiums include special clauses attached to those insurance products.
(Note 4)	“Medical coverage and accelerated death benefits” include coverage for medical expense (hospitalization and operation), accelerated death benefits (specific diseases and nursing care) and exemption of obligation to pay insurance premium (excluding those caused by disability but including those caused by specific diseases and nursing care). These include coverage by special clauses attached to insurance products other than medical and cancer insurance.

<Reference>

Tokio Marine & Nichido Financial Life

Policies in force

Numbers of policies

(Yen in millions except number of policies, %)

	As of December 31, 2006		As of December 31, 2005	(Reference) As of March 31, 2006
		Increase/decrease
Individual insurance	43,338	-3.6	44,935	44,499
Individual annuities	226,521	275.6	60,307	87,857
Total	269,859	156.4	105,242	132,356

Policy amount in force
	As of December 31, 2006		As of December 31, 2005	(Reference) As of March 31, 2006
		Increase/decrease
Individual insurance	360,468	-3.9	375,112	371,965
Individual annuities	1,517,007	206.5	494,867	683,202
Group insurance	—	—	—	—
Group annuities	—	—	—	—

Annualized premiums
	As of December 31, 2006		As of December 31, 2005	(Reference) As of March 31, 2006
		Increase/decrease
Individual insurance	5,079	-1.1	5,135	5,101
Individual annuities	139,267	257.3	38,979	57,474
Total	144,346	227.2	44,114	62,575

New policies Numbers of policies	(Yen in millions except number of policies, %)
	For the nine months ended December 31, 2006		For the nine months ended December 31, 2005	(Reference) For the year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
		Increase/decrease
Individual insurance	343	75.9	195	317
Individual annuities	140,566	282.4	36,760	64,822
Total	140,909	281.3	36,955	65,139

Policy amount in force
	For the nine months ended December 31, 2006		For the nine months ended December 31, 2005	(Reference) For the year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
		Increase/decrease
Individual insurance	3,222	95.2	1,650	2,536
Individual annuities	822,362	229.9	249,248	434,702
Group insurance	—	—	—	—
Group annuities	—	—	—	—
Annualized premiums
	For the nine months ended December 31, 2006		For the nine months ended December 31, 2005	(Reference) For the year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
		Increase/decrease
Individual insurance	238	207.4	77	136
Individual annuities	81,794	234.9	24,424	42,736
Total	82,033	234.8	24,502	42,872
Premiums written and claims paid		(Yen in millions, %)
	For the nine months ended December 31, 2006		For the nine months ended December 31, 2005	(Reference) For the year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)
		Increase/decrease
Premiums written	843,112	210.2	271,823	466,072
Claims paid	23,658	85.0	12,788	18,824

(Note 1)	Annualized premiums are the premiums divided by the duration of insurance policies to show the amount of premiums per year.

Item 3

(English translation)

February 9, 2007

Millea Holdings, Inc.

President: Kunio Ishihara

TSE code number: 8766

Notice concerning a secondary domestic offering of shares

Millea Holdings, Inc. (the “Company”) announced that on February 9, 2007 its board of directors resolved as detailed below in connection with a secondary offering in Japan only of its shares.

1. Number of shares to be sold:

16,161,600 shares of the Company’s common stock

2. Selling shareholder:

Japan Trustee Services Bank, Ltd. (Trust account in favor of Banks’ Shareholdings Purchase Corporation held in The Sumitomo Trust & Banking Co., Ltd.)

3. Offer period:

Expected to be the period from the business day immediately following the offer price determination date, which date is expected to be a date between February 21, 2007 (inclusive) and February 26, 2007 (inclusive), through the third business day following such date.

(Reference)

Purpose of the offering:

By selling shares mainly focused on individual investors, the Company aims to increase individual shareholdings of its common stock.

For further information, please contact:

Toshihiko Aizawa

Group Leader

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Phone: 03-6212-3422

Note:	The purpose of this press release is to make a general public statement of the sale of shares of the Company’s common stock outside of the United States and certain other matters. It has not been prepared for the purpose of soliciting investment in such common stock. The securities offered will not be or have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under the Securities Act.

Item 4

(English translation)

February 9, 2007

Millea Holdings, Inc. 2-1 Marunouchi 1-chome, Chiyoda-ku, Tokyo TSE code number: 8766

Announcement regarding share repurchases from the market

(Acquisition by the Company of its own shares pursuant to the provision of its Articles of

Incorporation in accordance with Article 165, paragraph 2 of the Corporation Law.)

Millea Holdings, Inc. (the “Company”) announced that on February 9, 2007 its board of directors resolved repurchases of its own shares, pursuant to Article 156 which is applicable in accordance with Article 165, paragraph 3 of the Corporation Law, as detailed below.

1. Reason for the repurchase of shares

The Company intends to repurchase its own shares in order to implement flexible financial policies.

2. Details of the resolution

(a) Class of shares to be repurchased:

Common stock of the Company.

(b) Aggregate number of shares to be repurchased:

Up to 10,000,000 shares.

(Represents approximately 1.2% of total issued shares.)

(c) Aggregate purchase price of shares:

Up to 41.4 billion yen.

(d) Period in which repurchases may be made:

From February 14, 2007 through February 19, 2007.

For further information, please contact:

Kazuyuki Nakano

Manager

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-5223-3213